2007 — 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing October 17, 2006 through January 22, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2006 as well as copies of the press releases entitled:
-	“Philips appoints new CEO of Medical Systems division”, dated October 17, 2006;

-	“Philips reveals new wave of brand campaign to bring simplicity closer to customers”, dated October 30, 2006;

-	“Philips completes acquisition of Intermagnetics General Corporation”, dated November 9, 2006;

-	“Philips to acquire PLI, the leading European player in Home Luminairs”, dated November 13, 2006;

-	“Philips rated top climber in sustainability reporting leaders”, dated November 17, 2006;

-	“Philips to sell Philips Sound Solutions to D&M Holdings”, dated November 28, 2006;

-	“Philips plans to sell stake in FEI company”, dated November 30, 2006;

-	“Philips updates market on main consumer businesses”, dated December 5, 2006;

-	“Philips executes sale of stake in FEI Company”, dated December 15, 2006;

-	“Philips completes repurchase and cancellation of 86 million shares”, dated December 29, 2006;

-	“Philips announces 100% ownership of Lumileds”, dated December 29, 2006;

-	“Philips progresses with wind down of Corporate Investments portfolio”, dated January 3, 2007;

-	“Philips announces EUR 1.63 billion share repurchase program over ‘second trading line’ on Euronext Amsterdam”, dated

January 9, 2007; and

-	“Mr. Hayko Kroese appointed group Human Resources Director”, dated January 9, 2007.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of January 2007.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

TABLE OF CONTENTS

Philips reports strong Q4 with net income of EUR 680 million; proposes to increase dividend to EUR 0.60 per share
Philips Group
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Other Activities
Unallocated
Highlights full-year 2006
Dividend and Outlook
Consolidated balance sheets
Consolidated statements of cash flows *
Sectors
Sectors and main countries
Consolidated statements of income in accordance with IFRS
Consolidated balance sheets in accordance with IFRS
Reconciliation from US GAAP to IFRS
Reconciliation of non-US GAAP performance measures
Philips quarterly statistics
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Users are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models. The models that are used are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP unless otherwise stated.
Figures have been restated for the sale of the Semiconductors and MDS businesses now shown under ‘discontinued operations’.
Philips reports strong Q4 with net income of EUR 680 million; proposes to increase dividend to EUR 0.60 per share
•	Fourth-quarter sales up 2% comparably to EUR 8,128 million, bringing full-year sales to EUR 26,976 million, comparably up 6% on 2005.

•	Fourth-quarter net income increased to EUR 680 million from EUR 332 million in Q4 2005, bringing full-year net income to EUR 5,383 million, compared with EUR 2,868 million in 2005

•	Philips announced and/or completed seven strategically aligned acquisitions in 2006 that will add to further growth

•	Continuation of the share repurchase program brings total cash returned to shareholders in 2006 to over EUR 3.3 billion

•	Proposal to increase the dividend for 2006 significantly to EUR 0.60 from EUR 0.44 in 2005
Gerard Kleisterlee,
Philips’ President and CEO of Royal Philips Electronics:
“Strong results in the fourth quarter rounded out what was a busy and successful year for Philips. A combination of strategically aligned acquisitions and the divestment of cyclical components businesses — not least the sale of a majority stake in Semiconductors — have made us a less volatile, more brand-driven company.
I’m very pleased to see that our 2006 performance validates the key strategic decisions we have made. In the fourth quarter alone, our Medical Systems division brought in EUR 311 million in EBIT, which amounts to a margin of 15%. Our Consumer Electronics division was able to post a full-year EBIT margin of 3.9%, amid tough market conditions. This again demonstrates the robustness of our CE business model.
In a landmark transaction, we sold a majority stake in our Semiconductors division in September, which made our earnings less volatile. This transaction completed efforts to transform Philips into a stable company built around our brand, with leading market positions in virtually all areas in which it is active.
2006 also saw the redistribution of over EUR 3.3 billion to shareholders by way of our ongoing share repurchase program and dividends. We intend to buy back a further EUR 1.6 billion of shares in 2007, in line with our earlier commitment.
As we close the book on 2006, it’s clear that we are entering a new period in the Company’s history. I am confident we will be able to continue to deliver sustainable growth and improved profitability in our key business areas of healthcare, lifestyle and technology.
Organic growth is strong and consistent where it matters most, i.e. in our high-margin activities, driven by innovation and an ever-stronger brand. Growth is further fuelled by the seven acquisitions we have announced which, as far as completed, are all performing at or above the level expected. At the same time we have practically completed the divestment of cyclical components activities.
Heading into 2007, we will continue to deliver on our promise to achieve sustainable value creation by strengthening our existing base of operations, making acquisitions where value creation is possible and returning capital to shareholders. At the same time, we will deepen and extend our commitment to our “sense and simplicity” brand promise. I am deeply convinced that our company is well positioned for an excellent future.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Sales	8,191	8,128
EBIT	795	665
as a % of sales	9.7	8.2
Financial income and expenses	23	(102)
Income taxes	(485)	(48)
Results unconsolidated companies	(46)	30
Minority interests	12	6

Income from continuing operations	299	551
Discontinued operations	33	129

Net income	332	680
Per common share (in euros) — basic*	0.27	0.60

*	Calculation of net income per common share in euros is based on weighted in-the-quarter average number of common shares
Net income
•	Net income from continuing operations amounted to EUR 551 million, compared to EUR 299 million in Q4 2005.

•	Income of EUR 129 million was reported under discontinued operations following further review of estimates made in the calculation of the gain on the Semiconductors transaction, the preliminary result of which was recorded in Q3.

•	Earnings before interest and tax (EBIT) of EUR 665 million included a EUR 42 million gain on the sale of Philips Sound Solutions, as well as EUR 65 million in charges related to the acquisition of Intermagnetics. In Q4 2005, EBIT included a gain of EUR 170 million related to the release of a postretirement medical benefits provision, as well as a EUR 76 million result on real estate.

•	Financial income and expenses included a non-cash impairment charge of EUR 77 million on the value of the investment in TPO Display Corp.

•	Income taxes reflected the impact of a reduction (from 29.6% to 25.5%) in the Dutch corporate tax rate on the net deferred tax position. Q4 2005 included a EUR 240 million tax charge related to the intra-group transfer of shares in TSMC.

•	Results relating to unconsolidated companies included a EUR 76 million gain on the sale of Philips’ stake in FEI.
Sales by sector
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2005	2006	nominal	comparable

Medical Systems	2,029	2,068	2	7
DAP	787	963	22	13
CE	3,469	3,262	(6)	(4)
Lighting	1,346	1,455	8	7

Other Activities	560	380	(32)	(2)

Philips Group	8,191	8,128	(1)	2
Sales by sector
•	Comparable sales for the Group increased by 2% compared to Q4 2005 after adjustment for the effect of currency movements and consolidation changes. Strong comparable growth delivered by all high-margin divisions was partially offset by lower sales at Consumer Electronics, where the focus remains on margin generation.

•	Comparable sales at Medical Systems rose by 7%, driven by almost all businesses, notably Healthcare Informatics and Customer Services. DAP’s comparable sales grew by an exceptional 13%, led by increases in Domestic Appliances and Oral Healthcare. Continued comparable sales growth in Connected Displays and Peripherals & Accessories was offset by sales declines in the other Consumer Electronics businesses. At Lighting, comparable sales were higher in almost all businesses, led by Lumileds.
Sales by region
in millions of euros unless otherwise stated

			% change
	Q4	Q4
	2005	2006	nominal	comparable

Europe/Africa	3,823	3,948	3	5
North America	2,286	2,326	2	6
Latin America	581	548	(6)	1
Asia Pacific	1,501	1,306	(13)	(10)

Philips Group	8,191	8,128	(1)	2
Sales by region
•	Comparable sales growth was led by North America, driven by double-digit growth at DAP and Medical Systems. In Europe/Africa, DAP and Lighting supported the 5% comparable growth. In both Latin America and Asia, comparable sales growth at DAP and Lighting was tempered by lower sales at CE.

EBIT
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Medical Systems	267	311
DAP	167	164
CE	234	259
Lighting	157	141
Other Activities	24	3
Unallocated	(54)	(213)

Philips Group	795	665
as a % of sales	9.7	8.2
Earnings before interest and tax (EBIT)
•	The EBIT of Medical Systems included acquisition-related and integration charges of EUR 65 million for Intermagnetics. Q4 2005 included a charge of EUR 46 million for MedQuist customer accommodation payments. Improvement was visible in most businesses, notably Computed Tomography, Nuclear Medicine and Customer Services.

•	Despite higher advertising and promotion expenses and an EUR 8 million charge related to the Avent acquisition, DAP’s EBIT in the quarter enabled the division, excluding Consumer Healthcare Solutions, to reach an annual EBIT margin of 16%, again achieving its mid-term target of 15-16%.

•	Consumer Electronics achieved an EBIT margin of 7.9%, compared to 6.7% in Q4 2005, taking its full-year margin to 3.9% of sales. Almost all businesses showed improved margins compared to Q4 2005.

•	At Lighting, EBIT declined due to a slower ramp-up and inventory adjustment in backlighting solutions, restructuring charges of EUR 13 million and an EUR 8 million charge triggered by the acquisition of the remaining 3.5% stake in Lumileds.

•	The EBIT of Other Activities included a gain of EUR 42 million on the sale of Philips Sound Solutions as well as additional investments in the Healthcare and Lifestyle Incubators. EBIT in Q4 2005 included a EUR 76 million result on real estate and a EUR 42 million gain on the sale of the Philips Pension Competence Center.

•	Due to the seasonality of spend, the EBIT of Unallocated included brand campaign investments of EUR 88 million, compared to EUR 54 million in Q4 2005. Q4 2005 EBIT included a EUR 116 million gain on the adjustment of a provision for postretirement medical benefits.
EBITA
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Medical Systems	292	373
DAP	168	171
CE	234	259
Lighting	164	149
Other Activities	24	2
Unallocated	(53)	(212)

Philips Group	829	742
as a % of sales	10.1	9.1

Financial income and expenses
in millions of euros

	Q4	Q4
	2005	2006

Interest expenses (net)	(42)	(3)
TPV option fair value adjustment	48	(48)
TPO fair value adjustment	—	(77)
Other	17	26

Total	23	(102)

Financial income and expenses
•	Net interest expense was EUR 39 million lower than in Q4 2005 due to a higher average cash position during the quarter, mainly as a result of proceeds received from the sale of 80.1% of the Semiconductors business.

•	A EUR 77 million non-cash impairment charge to adjust the value of the investment in TPO Display Corp was recognized in the quarter. A fair-value adjustment on the TPV bond option resulted in a loss of EUR 48 million, compared to a gain of the same amount in Q4 2005.
Results unconsolidated companies
in millions of euros

	Q4	Q4
	2005	2006

LG.Philips LCD: Operational results	101	(41)
Sale of shares	211	—
TSMC	115	—
FEI	(1)	76
Other	(472)	(5)

Total	(46)	30

Results relating to unconsolidated companies
•	LG.Philips LCD’s operational result decreased by EUR 142 million year-over-year as a result of continued difficult market conditions.

•	A gain of EUR 76 million was recognized on the sale of Philips’ entire shareholding in FEI Company.

•	In Q4 2005 a charge of EUR 458 million was recognized for LG.Philips Displays.

Cash balance
in millions of euros

	Q4	Q4
	2005	2006

Beginning balance	4,344	7,272
Net cash from operating activities	1,460	740
Gross capital expenditures	(206)	(119)
Acquisitions/divestments	(178)	(768)
Other cash from investing activities	124	12

Changes in debt/other	(549)	(1,401)
Cash provided by discontinued operations	298	287

Ending balance	5,293	6,023

Cash balance
•	The cash balance decreased by EUR 1,249 million during the quarter, compared to an increase of EUR 949 million in Q4 2005.

•	The main cash outflows were EUR 1,519 million for the ongoing share repurchase program and EUR 993 million for the acquisition of Intermagnetics.

•	Q4 2005 included EUR 615 million proceeds from the sale of a further stake in LG.Philips LCD and a EUR 788 million cash outflow for the acquisition of the majority of Lumileds.
Cash flows from operating activities
•	Cash flows from operating activities declined compared to Q4 2005, primarily due to a number of positive reclassifications which were made from continuing to discontinued operations following further review of the Q3 2006 transaction to sell a majority stake in the Semiconductors division.
Gross capital expenditures
•	Gross capital expenditures were below the level of Q4 2005 as additional investments at Lighting were more than offset by lower expenditure in the other divisions.

Inventories

•	Inventories as a percentage of sales decreased to 10.7%, compared to 10.9% in Q4 2005. Tight inventory and supply chain management at Consumer Electronics, Medical Systems and Lighting drove the improvement.
Net debt and group equity

•	The net cash position of EUR 3.4 billion reported at the end of Q3 2006 declined to EUR 2.2 billion, primarily due to the acquisition of Intermagnetics and the share repurchase program.

•	Group equity decreased by EUR 0.8 billion compared to the previous quarter. Increases in equity attributable to net income and unrealized gains on the value of available-for-sale securities (primarily TSMC) were more than offset by the ongoing share buy-back program and the implementation of FAS 158 rules relating to pension accounting.
Employment

•	During the quarter the number of employees declined by 3,832 due to the normal seasonal reduction in temporary employees and several divestments within Other Activities. These reductions were partly offset by the consolidation of Intermagnetics in Medical Systems.

•	Q4 2005 included 37,417 employees in businesses classed as ‘discontinued operations’, primarily the Semiconductors division.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Sales	2,029	2,068
Sales growth
% nominal	13	2
% comparable	8	7

EBITA	292	373
as a % of sales	14.4	18.0

EBIT	267	311
as a % of sales	13.2	15.0

Net operating capital (NOC)	3,400	4,332

Number of employees (FTEs)	30,978	32,843
Business highlights

•	Philips completed its EUR 1 billion acquisition of Intermagnetics General Corporation — a leading manufacturer of superconducting magnets and radio-frequency coils for magnetic resonance imaging systems.

•	At the 92nd annual meeting of the Radiological Society of North America, Philips introduced the BrightView SPECT system — a compact nuclear medicine camera that is also scalable to accommodate overweight patients.

•	In the 2006 IMV ServiceTrak™ survey, customers ranked Philips number 1 in overall service performance in Patient Monitoring Systems for the 8th year in a row, and number 1 in Ultrasound All Systems for the 14th year in a row.
Financial performance

•	Equipment order intake for the full year increased by 6% on a currency-comparable basis compared to 2005. Net underlying order intake for the quarter was practically flat due to some adjustments to the existing order book.

•	Comparable sales grew 7% year-on-year, driven by double-digit growth in Healthcare Informatics and Customer Services. Sales of i-Site/PACS grew by almost 50% on a comparable basis.

•	EBIT included EUR 65 million acquisition-related and integration charges following the acquisition of Intermagnetics. Excluding these charges and Q4 2005’s MedQuist accommodation payment, EBIT improved, primarily in Computed Tomography, Nuclear Medicine and Customer Services.

•	Net operating capital and employee numbers increased due to the consolidation of Intermagnetics and Witt Biomedical.
Looking ahead

•	The North American sales organization will be realigned to tighten customer focus and simplify sales processes; we expect this to result in a minor charge in Q1 2007, but to have an overall positive impact on full-year earnings.

•	Q1 2007 will include approximately EUR 25 million of Intermagnetics-related acquisition and integration charges.

•	Driven by ongoing improvement actions, we expect the division to achieve 14-15% EBITA for the year 2007.

Domestic Appliances and Personal Care
Key data

in millions of euros unless otherwise stated	Q4	Q4
	2005	2006
Sales	787	963
Sales growth
% nominal	6	22
% comparable	3	13
EBITA	168	171
as a % of sales	21.3	17.8
EBIT	167	164
as a % of sales	21.2	17.0
Net operating capital (NOC)	370	1,758
Number of employees (FTEs)	8,203	10,953
Business highlights

•	In France, Philips launched its new Wake-up Light, with a roll-out in selected European countries planned for 2007. This medically-proven lamp prepares the body to wake up by emitting increasing light, which reduces the production of melatonin, the sleep-inducing hormone.

•	Following a successful trial year in 2006, Philips Shavers increased its 2007 sponsorship commitment to the WilliamsF1 Team to include on-car branding.

•	In December, Philips signed a deal to provide floor care products to Dixons Store Group International — the first ever pan-European product listing by Dixons and a deal bringing Philips into the UK and Nordic floor care markets.
Financial performance

•	Sales grew by 13% on a comparable basis compared to Q4 2005; the increase was visible across all businesses but was particularly strong in Oral Healthcare and Domestic Appliances. Consumer Healthcare Solutions reported sales of EUR 38 million, most of which was attributable to Lifeline Systems. Double-digit sales growth was visible in all regions, most notably North America and the key emerging markets of Russia, China and India.

•	EUR 164 million in-the-quarter EBIT brought the full-year EBIT margin, excluding CHS, to 16% of sales, again enabling the division to reach its mid-term profitability target.

•	EBIT in the quarter included further investments in CHS (EUR 8 million), charges related to the acquisition of Avent (EUR 8 million) and a significantly higher level of advertising spend, to help DAP sustain its high growth level.

•	The increase in net operating capital and personnel numbers was attributable to the acquisitions of Lifeline and Avent.

•	Despite the strong sales growth, DAP continued to operate with negative working capital in the fourth quarter.
Looking ahead

•	DAP plans to introduce a series of innovative products, in particular in shaving and coffee-making, which will help it achieve its 2007 EBITA target of approximately 15%.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Sales	3,469	3,262
Sales growth
% nominal	4	(6)
% comparable	6	(4)

EBITA	234	259
as a % of sales	6.7	7.9

EBIT	234	259
as a % of sales	6.7	7.9

Net operating capital (NOC)	(296)	(228)

Number of employees (FTEs)	15,537	14,486
Business highlights

•	Philips sold its one millionth Ambilight FlatTV. Introduced by Philips in 2004, Ambilight creates a halo around the TV screen that changes color and intensity and transforms viewing by making the screen seem bigger.

•	Philips was named a global supplier of in-room entertainment televisions to the Accor Group of hotels, one of the largest hotel chains in the world, providing a dedicated range of hotel FlatTVs for up to 480,000 rooms.

•	At the Consumer Electronics Show in Las Vegas, Philips won 18 Innovation Awards and the Best of Innovation Award for the DECT Cordless Phone/Answering Machine. The SIM-card copier lets users copy their mobile phonebook to their home phone — a true example of “sense and simplicity”.
Financial performance

•	Sales of EUR 3,262 million were, on a comparable basis, 4% below Q4 2005. Growth in Connected Displays and Peripherals & Accessories was offset by declines in Mobile Phones and Home Networks.

•	As a result of CE’s focus on margin management, the division posted EBIT of 7.9%, compared to 6.7% in Q4 2005, helping it realize an annual EBIT margin of 3.9% of sales. Almost all businesses recorded EBIT margin improvements compared to Q4 2005.

•	Inventories remained under tight control at 7.4% of sales, compared to 7.5% in 2005.
Looking ahead

•	Q1 is expected to be a challenging quarter due to continuing pressure on margins as supply of FlatTVs outstrips market demand.

•	The transfer of Philips’ remaining Mobile Phones activities to China Electronics Corporation (CEC), originally planned to be completed in Q4 2006, is still subject to finalization.

•	Helped by the introduction of a new range of Ambilight televisions, the division expects to achieve an EBITA of approximately 3% in 2007.

Lighting
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Sales	1,346	1,455
Sales growth
% nominal	6	8
% comparable	1	7

EBITA	164	149
as a % of sales	12.2	10.2

EBIT	157	141
as a % of sales	11.7	9.7

Net operating capital (NOC)	2,491	2,527

Number of employees (FTEs)	45,649	47,739
Business highlights

•	Philips agreed to acquire Partners in Lighting International, the European leader in the home luminaire market. With this deal, Philips will foster a shift to LED-based home lighting.

•	In December, Philips organized an energy-efficiency forum in Brussels to back European Union energy-conservation initiatives and draw attention to the energy-saving potential of lighting technologies.

•	Philips acquired the remaining 3.5% stake in Lumileds — the world leader in high-power light-emitting diodes (LEDs).

•	In Bangkok, at an event attended by 100,000 people, the Princess of Thailand opened the Inner Ring Road Bridge, which is illuminated with Philips’ solid-state lighting.
Financial performance

•	Sales amounted to EUR 1,455 million, 7% above Q4 2005 on a comparable basis, mainly attributable to Luminaires and Lamps, which grew 15% and 7% respectively.

•	Geographically, all regions posted positive comparable growth rates, most notably the double-digit growth in emerging markets such as Russia, China and India.

•	EBIT declined due to an inventory write-down caused by a lower-than-expected ramp-up in backlighting solutions, restructuring charges of EUR 13 million and a EUR 8 million charge triggered by the acquisition of the final 3.5% stake in Lumileds.
Looking ahead

•	The division is expected to consolidate Partners in Lighting International in Q1, further strengthening its LED/solid-state lighting strategy.

•	Further optimization of the industrial footprint will result in restructuring charges of approximately EUR 15 million in Q1 2007.

•	The launch of innovative products and focus on emerging markets in 2007 will support the division in achieving an EBITA of around 12% for the year.

Other Activities
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Sales	560	380
Sales growth
% nominal	(18)	(32)
% comparable	(16)	(2)

Total EBITA	24	2
as a % of sales	4.3	0.5

EBIT Corporate Technologies	(45)	(65)
EBIT Corp. Investments and others	69	68

Total EBIT	24	3
as a % of sales	4.3	0.8

Net operating capital (NOC)	272	21

Number of employees (FTEs)	19,050	13,347
Business highlights

•	In October, Philips opened two new research facilities — CareLab and ShopLab — to research healthcare technologies for the home and retail lighting technologies.

•	In December, Philips’ Technology Incubator group made its first spin-out: Philips’ Polymer Vision Ltd — focusing on the rollable display market — became a stand-alone company through a EUR 21 million investment by Technology Capital.

•	In November, the US-based Design Management Institute — an international organization promoting design as part of business strategy — named Philips Design one of two “Design Management Teams of the Year”.

•	Philips Design and Rivers Run Red, the virtual-world design agency, have agreed to establish a Philips Design presence within the imaginary on-line community known as Second Life®. Philips intends to use this presence to obtain feedback on innovative concepts and gain a deeper understanding of virtual environments like Second Life®, which was launched in 2003 and has more than 1.5 million members.
Financial performance

•	Corporate Technologies’ results included additional investments in innovation via the Healthcare, Lifestyle and Technology Incubators.

•	Corporate Investments reported an improved EBIT, including a EUR 42 million gain on the sale of Philips Sound Solutions. EBIT in Q4 2005 included a EUR 76 million result on real estate and a EUR 42 million gain on the sale of the Philips Pension Competence Center.
Looking ahead

•	Corporate Investments expects to complete the wind-down of its portfolio in the first half of 2007.

•	Philips will continue to focus on driving innovation and emerging businesses through investments in the Incubators.

•	In 2007, this reporting sector will be transformed into the ‘Innovation & Emerging Businesses’ sector, which will help drive Philips’ future growth. The negative EUR 80 million expected annual result given in previous guidance will be disproportionately skewed to earlier quarters of the year.

Unallocated
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2005	2006

Corporate and regional overheads	(92)	(107)

Global brand campaign	(54)	(88)

Pensions/postretirement benefit costs	92	(18)

Total EBIT	(54)	(213)

Total EBITA	(53)	(212)

Number of employees (FTEs)	2,392	2,346
Business highlights

•	Philips was rated top climber in corporate sustainability reporting among the ‘Leading 50’ companies in an overview published by SustainAbility in partnership with the United Nations Environment Programme and Standard & Poor’s.

•	Philips won the Henri Sijthoff Prize for best 2005 annual report among companies on the Amsterdam Stock Exchange.

•	At the Investor Relations Continental Europe Awards, Philips won the prize for ‘Best Corporate Governance & Disclosure Policy’.

•	In 2006, Philips spent EUR 1.9 billion on suppliers via e-auctions, exceeding its 2006 target of conducting at least 10% of its spending through e-auctions.
Financial performance

•	The EBIT loss of Corporate and Regional Overheads was EUR 15 million higher than in 2005, almost entirely due to implementation costs for Sarbanes-Oxley compliance, which totaled EUR 26 million for the full year.

•	Investments in the global brand campaign increased by EUR 34 million compared to Q4 2005, though the full-year spend was EUR 12 million below the 2005 level.

•	Pension and postretirement benefit costs were in line with expectations. A EUR 116 million release of a FAS 106 provision was recorded in Q4 2005.
Looking ahead

•	In 2007, pension costs for continuing operations are expected to decline by approximately EUR 50 million compared to 2006.

•	Expenditures on the brand campaign are expected to be slightly below the level of 2006, with the majority of the spend in the second and fourth quarters of the year.

•	Simplification of country management structures, the earlier transfer of staff to NXP and removal of a regional management layer will lead to a reduction in corporate and regional costs of EUR 75 million on a run-rate basis by the end of 2007.

Highlights full-year 2006
The year 2006
•	Net income amounted to EUR 5,383 million, compared to EUR 2,868 million in 2005. This included the EUR 4,283 million net gain on the sale of the Semiconductors division, whereas 2005 included a total gain of EUR 1,778 million on the sale of several financial holdings.

•	Sales in 2006 amounted to EUR 26,976 million, representing 6% comparable growth compared to 2005. Growth was mainly driven by Medical Systems, DAP and Lighting.

•	EBIT amounted to EUR 1,183 million in 2006, compared to EUR 1,472 million in 2005.

•	Results relating to unconsolidated companies showed a loss of EUR 157 million, compared to a EUR 1,754 million profit in 2005, which resulted from the sale of shares in TSMC, LG.Philips LCD and NAVTEQ. Income from discontinued operations of EUR 4,464 million included both Semiconductors’ 2006 operational result and the gain on the sale.
Net income
in millions of euros unless otherwise stated

	January-December
	2005	2006

Sales	25,775	26,976
EBIT	1,472	1,183
as a % of sales	5.7	4.4
Financial income and expenses	108	34
Income taxes	(506)	(137)
Results unconsolidated companies	1,754	(157)
Minority interests	3	(4)

Income from continuing operations	2,831	919
Discontinued operations	37	4,464

Net income	2,868	5,383
Per common share (in euros) — basic	2.29	4.58
Management summary

•	2006 was a year of decisive action and change for the Philips Group. The Semiconductors division was sold and seven strategic acquisitions were announced. Net income, including the EUR 4.3 billion gain on the sale of Semiconductors, showed a profit of EUR 5,383 million.

•	Comparable sales growth increased to 6%, with strong growth in all main operating divisions, led by DAP and Lighting with 11% and 8% respectively. Medical Systems (7%) and CE (5%) also showed solid growth, while Corporate Investments declined by 10%.

•	EBIT decreased by EUR 289 million, mainly as a result of lower income in Other Activities (impacted by a EUR 265 million asbestos-related charge) and Unallocated (due to the release of a EUR 170 million postretirement benefits provision in 2005). EBIT at Medical Systems, DAP and Lighting increased compared to 2005, as did EBIT at CE when excluding the 2005 gain on the TPV transaction.

•	The negative result from unconsolidated companies was mainly due to the loss incurred by LG.Philips LCD; the 2005 result included gains on the sale of shares in TSMC, LG.Philips LCD and NAVTEQ, as well as a charge of EUR 458 million for LG.Philips Displays.

•	Cash flows from operating activities decreased from EUR 1,141 million in 2005 to EUR 360 million in 2006, mainly due to higher pension contributions in the United Kingdom and United States.

•	Further investments were made in the global brand campaign and innovation. Philips also cancelled 173 million shares, of which over 100 million were repurchased in 2006, thereby returning EUR 3.3 billion to shareholders including the annual dividend.

Dividend and Outlook
Proposed dividend to shareholders
Philips’ present dividend policy is based on an average annual pay-out ratio of 25-35% of continuing net income. Philips will explain a revised dividend policy at the 2007 General Meeting of Shareholders, which raises this average annual pay-out ratio to 40-50% of continuing net income. Consistent with this revised dividend distribution policy, the Company will submit a proposal to the General Meeting of Shareholders to declare a dividend of EUR 0.60 per common share (approximately EUR 630 million), an increase for the third consecutive year. In 2006 a dividend of EUR 0.44 per common share was paid (EUR 523 million).
Outlook
A strong performance in the last quarter of 2006 enabled us to meet our objectives for both profitability and sales growth, reinforcing our confidence that we will realize our targets — annual average top-line growth of 5-6% and EBITA of at least 7.5% — in 2007.
In the coming year, we look forward to introducing a number of exciting new products that will further support our growth ambitions.
We will continue the reallocation of capital by reducing our financial holdings, pursuing value-creating acquisitions consistent with our strategic direction and returning cash to shareholders.
We will also continue our drive to simplify Philips, reducing the cost of our organization while stepping up our efforts to improve talent management.
With rigorous execution of these plans, we expect 2007 to be a good year of continued growth and increased profitability.
Amsterdam, January 22, 2007
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business

	4th quarter		January to December
	2005	2006	2005	2006
Sales	8,191	8,128	25,775	26,976
Cost of sales	(5,721)	(5,435)	(17,834)	(18,681)

Gross margin	2,470	2,693	7,941	8,295

Selling expenses	(1,309)	(1,417)	(4,455)	(4,669)
General and administrative expenses	(162)	(266)	(829)	(1,009)
Research and development expenses	(414)	(461)	(1,602)	(1,668)
Other business income (expense)	210	116	417	234

Income from operations	795	665	1,472	1,183

Financial income and expenses	23	(102)	108	34

Income before taxes	818	563	1,580	1,217

Income tax expense	(485)	(48)	(506)	(137)

Income after taxes	333	515	1,074	1,080

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 14 million (loss of EUR 165 million in the 4th quarter of 2005)	(46)	30	1,754	(157)

Minority interests	12	6	3	(4)

Income from continuing operations	299	551	2,831	919

Discontinued operations	33	129	37	4,464

Net income	332	680	2,868	5,383

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,222,944	1,135,336	1,249,956	1,174,925
• diluted	1,227,333	1,144,642	1,253,184	1,182,745

Net income per common share in euros*:
• basic	0.27	0.60	2.29	4.58
• diluted	0.27	0.59	2.29	4.55

Ratios
Gross margin as a % of sales	30.2	33.1	30.8	30.7
Selling expenses as a % of sales	(16.0)	(17.4)	(17.3)	(17.3)
G&A expenses as a % of sales	(2.0)	(3.3)	(3.2)	(3.7)
R&D expenses as a % of sales	(5.1)	(5.7)	(6.2)	(6.2)

EBIT or Income from operations	795	665	1,472	1,183
as a % of sales	9.7	8.2	5.7	4.4

EBITA	829	742	1,577	1,382
as a % of sales	10.1	9.1	6.1	5.1

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business

	December 31,	December 31,
	2005	2006
Current assets:
Cash and cash equivalents	5,293	6,023
Securities	—	192
Receivables	4,638	4,773
Current assets of discontinued operations	1,462	—
Inventories	2,797	2,880
Other current assets	894	1,295

Total current assets	15,084	15,163

Non-current assets:
Investments in unconsolidated companies	5,399	3,922
Other non-current financial assets	673	7,112
Non-current receivables	213	214
Non-current assets of discontinued operations	2,511	—
Other non-current assets	3,231	3,453
Property, plant and equipment	3,019	3,099
Intangible assets excluding goodwill	1,240	1,915
Goodwill	2,535	3,820

Total assets	33,905	38,698

Current liabilities:
Accounts and notes payable	3,457	3,450
Current liabilities of discontinued operations	1,044	—
Accrued liabilities	3,281	3,336
Short-term provisions	807	991
Other current liabilities	657	605
Short-term debt	1,167	863

Total current liabilities	10,413	9,245

Non-current liabilities:
Long-term debt	3,320	3,006
Long-term provisions	1,903	2,535
Non-current liabilities of discontinued operations	341	—
Other non-current liabilities	1,103	784

Total liabilities	17,080	15,570

Minority interests	159	131
Stockholders’ equity	16,666	22,997

Total liabilities and equity	33,905	38,698

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,201,358	1,106,909

Ratios

Stockholders’ equity per common share in euros	13.87	20.78

Inventories as a % of sales	10.9	10.7

Net debt : group equity	(5):105	(10):110

Net operating capital	5,679	8,724

Employees at end of period of which discontinued operations 37,417 end December 2005	159,226	121,732

Consolidated statements of cash flows *
all amounts in millions of euros
restated for the sale of the Semiconductors business

	4th quarter		January to December
	2005	2006	2005	2006
Cash flows from operating activities:
Net income	332	680	2,868	5,383
(Income) loss discontinued operations	(33)	(129)	(37)	(4,464)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	224	250	740	834
Impairment of equity method investments	427	—	427	8
Net gain on sale of assets	(378)	(181)	(2,102)	(289)
Unconsolidated companies (net of dividends received)	(168)	100	(324)	232
Minority interests (net of dividends paid)	4	(6)	15	4
(Increase) decrease in working capital/other current assets	1,038	(539)	(119)	(1,466)
(Increase) decrease in non-current receivables/other assets	83	91	(250)	(209)
Increase (decrease) in provisions	(85)	193	(108)	298
Other items	16	281	31	11

Net cash provided by (used for) operating activities	1,460	740	1,141	342

Cash flows from investing activities:
Purchase of intangible assets	(26)	(33)	(74)	(101)
Capital expenditures on property, plant and equipment	(206)	(119)	(644)	(703)
Proceeds from disposals of property, plant and equipment	162	45	212	107
Cash from (to) derivatives	(12)	—	(46)	62
Proceeds from sale (purchase) of other non-current financial assets	(5)	(13)	612	(3)
Proceeds from sale (purchase) of businesses	(173)	(755)	1,627	(2,173)

Net cash provided by (used for) investing activities	(260)	(875)	1,687	(2,811)

Cash flows from financing activities:
Increase (decrease) in debt	108	67	(324)	(437)
Treasury stock transactions	(725)	(1,553)	(1,761)	(2,755)
Dividends paid	—	—	(504)	(523)

Net cash provided by (used for) financing activities	(617)	(1,486)	(2,589)	(3,715)

Net cash provided by (used for) continuing operations	583	(1,621)	239	(6,184)

Cash flows from discontinued operations.
Net cash provided by (used for) operating activities	428	320	948	512
Net cash provided by (used for) investing activities	(130)	(33)	(402)	6,599
Net cash provided by (used for) financing activities	—	—	—	—

Net cash provided by (used for) discontinued operations	298	287	546	7,111

Net cash provided by (used for) continuing and discontinued operations	881	(1,334)	785	927
Effect of change in exchange rates on cash positions	68	85	159	(197)
Cash and cash equivalents at beginning of period	4,344	7,272	4,349	5,293

Cash and cash equivalents at end of period	5,293	6,023	5,293	6,023

*	For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Ratio

Cash flows before financing activities	1,200	(135)	2,828	(2,469)
Note: includes a reclassification between Other items and Cash from (to) derivatives of EUR 10 million, EUR 121 million and EUR 44 million in the first, second and third quarters of 2006 respectively.

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to December 2006
				Accumulated other comprehensive income (loss)						Treasury shares at cost
					Unrealized			Changes
					gain (loss)			in fair
		Capital			on	Additional		value of		To hedge	To cover	Total
		in excess		Currency	available-	minimum	Pensions	cash		share-based	capital	stock-
	Common	of par	Retained	translation	for-sale	pension	(FAS	flow		compen-	reduction	holders’
	stock	value	earnings	differences	securities	liability	158)	hedges	Total	sation plans	program	equity
Balance as of December 31, 2005	263	82	21,710	(1,886)	(10)	(545)		(29)	(2,470)	(1,333)	(1,586)	16,666
Net income			5,383									5,383
Net current period change				(376)	4,389	214		57	4,284			4,284
Reclassifications into income				388	(98)			(20)	270			270

Total comprehensive income, net of tax			5,383	12	4,291	214		37	4,554			9,937
Reduction authorized share capital	(35)		(4,332)								4,367	—
Dividend paid			(523)									(523)
Purchase of treasury stock										(118)	(2,781)	(2,899)
Re-issuance of treasury stock		(204)	(153)							528		171
Share-based compensation plans		122										122
Implementation of FAS 158						331	(808)		(477)			(477)

Balance as of December 31, 2006	228	—	22,085	(1,874)	4,281	—	(808)	8	1,607	(923)	—	22,997

Sectors
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business
Sales and income from operations

	4th quarter
	2005			2006
	Sales	Income from operations		Sales	Income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	2,029	267	13.2	2,068	311	15.0
DAP	787	167	21.2	963	164	17.0
Consumer Electronics	3,469	234	6.7	3,262	259	7.9
Lighting	1,346	157	11.7	1,455	141	9.7
Other Activities	560	24	4.3	380	3	0.8
Unallocated	—	(54)		—	(213)

Total	8,191	795	9.7	8,128	665	8.2

	January to December
	2005			2006
	Sales	Income from operations		Sales	Income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	6,343	679	10.7	6,742	795	11.8
DAP	2,194	358	16.3	2,645	386	14.6
Consumer Electronics	10,422	506	4.9	10,576	416	3.9
Lighting	4,775	556	11.6	5,466	635	11.6
Other Activities	2,041	(156)	(7.6)	1,547	(448)	(29.0)
Unallocated	—	(471)		—	(601)

Total	25,775	1,472	5.7	26,976	1,183	4.4

Sectors and main countries
all amounts in millions of euros
restated for the sale of the Semiconductors business
Sales and total assets

	Sales		Total assets
	January to December		December 31,
	2005	2006	2005	2006
Medical Systems	6,343	6,742	5,511	6,386
DAP	2,194	2,645	896	2,413
Consumer Electronics	10,422	10,576	2,665	2,543
Lighting	4,775	5,466	3,643	3,720
Other Activities	2,041	1,547	6,950	5,277
Unallocated	—	—	10,267	18,359

Total	25,775	26,976	29,932	38,698
Discontinued operations			3,973	—

Total			33,905	38,698
Sales and long-lived assets

	Sales		Long-lived assets*
	January to December		December 31,
	2005	2006	2005	2006
Netherlands	1,036	1,088	1,110	1,132
United States	7,133	7,447	3,997	5,376
Germany	1,916	1,985	276	296
France	1,680	1,626	129	107
United Kingdom	1,126	1,186	76	792
China	1,816	1,740	204	176
Other countries	11,068	11,904	1,002	955

Total	25,775	26,976	6,794	8,834

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business
Net periodic pension costs of defined-benefit plans

	4th quarter 2006		January-December 2006
	Netherlands	Other	Netherlands	Other
Service cost	39	26	198	129
Interest cost on the projected benefit obligation	128	106	531	411
Expected return on plan assets	(199)	(98)	(808)	(390)
Amortization of unrecognized transition obligation	—	—	—	1
Net actuarial (gain) loss recognized	(19)	19	(49)	84
Amortization of prior service cost	(11)	6	(56)	25
Settlement loss	8	2	8	2
Curtailment loss (gain)	(21)	(1)	(21)	(1)
Other	5	23	5	23

Net periodic cost (income)	(70)	83	(192)	284
of which included in discontinued operations	—	—	(12)	29
The net periodic pension costs in the fourth quarter of 2006 amounted to EUR 32 million, of which EUR 13 million related to defined-benefit (DB) plans (the Netherlands income of EUR 70 million, other countries cost of EUR 83 million) and EUR 19 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 2 million, other countries cost of EUR 17 million). Full-year cost for DC is EUR 91 million, of which EUR 10 million included in discontinued operations. Full-year cost for DB is EUR 92 million of which EUR 17 million included in discontinued operations.
Net periodic costs of postretirement benefits other than pensions

	4th quarter 2006		January-December 2006
	Netherlands	Other	Netherlands	Other
Service cost	—	1	—	4
Interest cost on the accumulated postretirement benefit	—	7	—	26
Amortization of unrecognized transition obligation	—	1	—	5
Net actuarial loss recognized	—	1	—	4
Curtailment gain	—	—	—	—

Net periodic cost (income)	—	10	—	39
of which included in discontinued operations	—	—	—	—

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business

	4th quarter		January to December
	2005	2006	2005	2006
Sales	8,191	8,128	25,775	26,976
Cost of sales	(5,737)	(5,396)	(17,869)	(18,696)

Gross margin	2,454	2,732	7,906	8,280

Selling expenses	(1,313)	(1,444)	(4,445)	(4,693)
General and administrative expenses	(139)	(354)	(912)	(1,213)
Research and development expenses	(385)	(437)	(1,544)	(1,612)
Other business income (expense)	223	113	414	204

Income from operations	840	610	1,419	966

Financial income and expenses	28	(101)	113	35

Income before taxes	868	509	1,532	1,001

Income tax expense	(496)	(107)	(481)	(146)

Income after taxes	372	402	1,051	855

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 13 million (loss of EUR 24 million in the 4th quarter of 2005)	341	27	2,279	(166)

Minority interests	12	5	2	(4)

Income from continuing operations	725	434	3,332	685

Discontinued operations	(72)	128	42	3,948

Net income	653	562	3,374	4,633

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,222,944	1,135,336	1,249,956	1,174,925
• diluted	1,227,333	1,144,832	1,253,330	1,183,529

Net income per common share in euros*:
• basic	0.53	0.50	2.70	3.94
• diluted	0.53	0.49	2.70	3.91

Ratios
Gross margin as a % of sales	30.0	33.6	30.7	30.7
Selling expenses as a % of sales	(16.0)	(17.8)	(17.2)	(17.4)
G&A expenses as a % of sales	(1.7)	(4.4)	(3.5)	(4.5)
R&D expenses as a % of sales	(4.7)	(5.4)	(6.0)	(6.0)

EBIT or Income from operations	840	610	1,419	966
as a % of sales	10.3	7.5	5.5	3.6

EBITA	891	667	1,632	1,179
as a % of sales	10.9	8.2	6.3	4.4

*	Calculation of net income per common share in euros is based on weighted in-the-quarter and weighted year-to-date average number of common shares respectively.

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business

	December 31,	December 31,
	2005	2006
Current assets:
Cash and cash equivalents	5,293	6,023
Securities	—	192
Receivables	4,638	4,773
Current assets of discontinued operations	1,462	—
Inventories	2,797	2,880
Other current assets	412	585

Total current assets	14,602	14,453

Non-current assets:
Investments in unconsolidated companies	5,221	3,817
Other non-current financial assets	673	7,112
Non-current receivables	213	206
Non-current assets of discontinued operations	3,542	—
Other non-current assets	126	390
Deferred tax assets	2,105	1,397
Property, plant and equipment	3,038	3,117
Intangible assets excluding goodwill	1,952	2,660
Goodwill	2,174	3,500

Total assets	33,646	36,652

Current liabilities:
Accounts and notes payable	3,457	3,450
Current liabilities of discontinued operations	1,044	—
Accrued liabilities	3,243	3,319
Short-term provisions	780	755
Other current liabilities	658	605
Short-term debt	1,168	871

Total current liabilities	10,350	9,000

Non-current liabilities:
Long-term debt	3,339	3,007
Long-term provisions	1,664	1,800
Non-current liabilities discontinued operations	535	—
Deferred tax liabilities	—	141
Other non-current liabilities	1,086	595

Total liabilities	16,974	14,543

Minority interests *	353	135
Stockholders’ equity	16,319	21,974

Total liabilities and equity	33,646	36,652

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,201,358	1,106,909

Ratios

Stockholders’ equity per common share in euros	13.58	19.85

Inventories as a % of sales	10.9	10.7

Net debt : group equity	(5):105	(11):111

Employees at end of period	159,226	121,732
of which discontinued operations 37,417 end December 2005

*	of which discontinued operations EUR 173 million end of December 2005

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business
Reconciliation of net income from US GAAP to IFRS

	4th quarter		January to December
	2005	2006	2005	2006
Net income as per the consolidated statements of income on a US GAAP basis	332	680	2,868	5,383
Adjustments to IFRS:
Capitalized product development expenses	75	63	263	271
Amortization of product development assets	(51)	(57)	(197)	(213)
Pensions and other postretirement benefits	23	(128)	(97)	(292)
Provisions	—	65	—	65
Unconsolidated companies	383	(3)	521	(9)
Deferred income tax effects	(12)	(59)	24	(9)
Discontinued operations	(105)	(1)	5	(516)
Other differences in income	8	2	(13)	(47)

Net income in accordance with IFRS	653	562	3,374	4,633
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Dec. 31,	Dec. 31,
	2005	2006
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	16,666	22,997
Adjustments to IFRS:
Product development expenses	503	535
Pensions and other postretirement benefits	(1,750)	(1,700)
Goodwill amortization (until January 1, 2004)	(321)	(290)
Goodwill capitalization (acquisition-related)	(40)	(30)
Acquisition-related intangibles	294	210
Assets from discontinued operations	664	—
Unconsolidated companies	(178)	(105)
Provisions	—	58
Recognized results on sale-and-leaseback transactions	80	52
Deferred income tax effects	424	232
Other differences in equity	(23)	15

Stockholders’ equity in accordance with IFRS	16,319	21,974

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.
Sales growth composition (in %)

	January to December
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2006 versus 2005
Medical Systems	7.3	(1.1)	0.1	6.3
DAP	11.2	(0.1)	9.4	20.5
Consumer Electronics	5.4	0.1	(4.0)	1.5
Lighting	8.3	(0.3)	6.5	14.5
Other Activities	(6.8)	(0.4)	(17.0)	(24.2

Philips Group	6.1	(0.3)	(1.1)	4.7
EBITA and EBIT to income before taxes

	Philips	Medical		Consumer		Other
	Group	Systems	DAP	Electronics	Lighting	Activities	Unallocated
January to December 2006
EBITA	1,382	936	412	417	666	(448)	(601)
Eliminate amortization of intangibles	(199)	(141)	(26)	(1)	(31)	—	—

EBIT or Income from operations	1,183	795	386	416	635	(448)	(601)
Eliminate financial income and expenses	34

Income before taxes	1,217
January to December 2005
EBITA	1,577	770	363	506	564	(155)	(471)
Eliminate amortization of intangibles	(105)	(91)	(5)	—	(8)	(1)	—

EBIT or Income from operations	1,472	679	358	506	556	(156)	(471)
Eliminate financial income and expenses	108

Income before taxes	1,580
Composition of net debt and group equity

	Dec. 31,	Dec. 31,
	2005	2006
Long-term debt	3,320	3,006
Short-term debt	1,167	863

Total debt	4,487	3,869
Cash and cash equivalents	(5,293)	(6,023)

Net debt (total debt less cash and cash equivalents)	(806)	(2,154)

Minority interests	159	131
Stockholders’ equity	16,666	22,997

Group equity	16,825	23,128

Net debt and group equity	16,019	20,974

Net debt divided by net debt and group equity (in %)	(5)	(10)
Group equity divided by net debt and group equity (in %)	105	110

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors business
Net operating capital to total assets

	Philips	Medical		Consumer		Other
	Group	Systems	DAP	Electronics	Lighting	Activities	Unallocated
December 31, 2006
Net operating capital (NOC)	8,724	4,332	1,758	(228)	2,527	21	314
Eliminate liabilities comprised in NOC:
– payables/liabilities	8,175	1,707	575	2,389	989	901	1,614
– intercompany accounts	—	32	25	61	50	(140)	(28)
– provisions1)	2,697	241	55	285	146	807	1,163
Include assets not comprised in NOC:
– investments in unconsolidated companies	3,922	74	—	36	8	3,688	116
– other non-current financial assets	7,112	—	—	—	—	—	7,112
– securities	192	—	—	—	—	—	192
– deferred tax assets	1,853	—	—	—	—	—	1,853
– liquid assets	6,023	—	—	—	—	—	6,023

Total assets	38,698	6,386	2,413	2,543	3,720	5,277	18,359

1)	provisions on balance sheet EUR 3,526 million excluding deferred tax liabilities of EUR 829 million

December 31, 2005
Net operating capital (NOC)	5,679	3,400	370	(296)	2,491	272	(558)
Eliminate liabilities comprised in NOC:
– payables/liabilities	8,498	1,712	456	2,540	956	1,017	1,817
– intercompany accounts	—	34	13	64	42	(100)	(53)
– provisions2)	2,385	299	57	335	134	582	978
Include assets not comprised in NOC:
– investments in unconsolidated
– companies	5,399	66	—	22	20	5,179	112
– other non-current financial assets	673	—	—	—	—	—	673
– deferred tax assets	2,005	—	—	—	—	—	2,005
– liquid assets	5,293	—	—	—	—	—	5,293

Total assets	29,932	5,511	896	2,665	3,643	6,950	10,267
Discontinued operations	3,973

Total	33,905

2)	provisions on balance sheet EUR 2,710 million excluding deferred tax liabilities of EUR 325 million
Composition of cash flows before financing activities

	4th quarter		January to December
	2005	2006	2005	2006
Cash flows from operating activities	1,460	740	1,141	342
Cash flows from investing activities	(260)	(875)	1,687	(2,811)

Cash flows before financing activities	1,200	(135)	2,828	(2,469)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year restated for the sale of the Semiconductors business

	2005				2006
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,480	5,839	6,265	8,191	6,155	6,380	6,313	8,128
% increase	3	—	7	5	12	9	1	(1)

EBIT	193	131	353	795	246	247	25	665
as a % of sales	3.5	2.2	5.6	9.7	4.0	3.9	0.4	8.2

Net income	117	983	1,436	332	160	301	4,242	680
per common share in euros *	0.09	0.78	1.15	0.27	0.13	0.25	3.59	0.60

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,480	11,319	17,584	25,775	6,155	12,535	18,848	26,976
% increase	3	1	3	4	12	11	7	5

EBIT	193	324	677	1,472	246	493	518	1,183
as a % of sales	3.5	2.9	3.9	5.7	4.0	3.9	2.7	4.4

Net income	117	1,100	2,536	2,868	160	461	4,703	5,383
per common share in euros *	0.09	0.87	2.01	2.29	0.13	0.39	3.96	4.58

Continuing net income as a % of stockholders’ equity (ROE)	4.2	16.7	23.8	18.1	3.8	4.6	2.7	4.4

	period ending 2005				period ending 2006
Inventories as a % of sales	11.4	12.9	12.9	10.9	11.9	11.9	12.7	10.7

Net debt : group equity ratio	8:92	8:92	0:100	(5):105	6:94	9:91	(16):116	(10):110

Total employees (in thousands)	161	160	161	159	161	158	126	122
of which discontinued operations	37	38	38	37	37	37	—	—

*	Calculation of net income per common share in euros is based on weighted in-the-quarter and weighted year-to-date average number of common shares respectively
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

October 17, 2006
PHILIPS APPOINTS NEW CEO OF MEDICAL SYSTEMS DIVISION
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced the appointment of Mr. Stephen H. (Steve) Rusckowski as CEO of Philips Medical Systems, effective November 1, 2006. Mr. Rusckowski will succeed Mr. Jouko Karvinen, who has been named the next CEO of Stora Enso Oyj, the global paper, packaging and forest products company. Mr. Karvinen will transfer his responsibilities as CEO of Philips Medical Systems to Mr. Rusckowski as of the same date. On December 1, 2006, Mr. Karvinen will relinquish his position as member of the Board of Management of Royal Philips Electronics and leave the company. Mr. Karvinen was appointed CEO of Philips Medical Systems on October 1, 2002, and became a member of the Board of Management on April 1, 2006.
Steve Rusckowski (b. 1957, American) currently has global responsibility for Imaging Systems, one of the business groups of the Medical Systems division. In addition, he plays a lead role in designing strategies to expand Philips’ presence in the personal health and well-being domain. Since 1984, Mr. Rusckowski has held numerous management positions with the healthcare division of Hewlett-Packard/Agilent Technologies. He was the General Manager of Agilent’s Healthcare Solutions Group when Philips acquired this business in 2001.
As CEO of Philips Medical Systems, Mr. Rusckowski will report to Mr. Gerard Kleisterlee, President & CEO of Royal Philips Electronics. From November 1, 2006, Mr. Rusckowski will be a member of Philips’ Group Management Committee. The company’s Supervisory Board will propose to the next regular General Meeting of Shareholders on March 29, 2007 to appoint Mr. Rusckowski as a member of the Board of Management as of April 1, 2007.
In commenting on this planned top management change, Mr. Kleisterlee said: “We’re pleased to welcome Steve Rusckowski to the Philips top team. Steve has a long track record running successful growth businesses in healthcare, both at Philips and before. We’re confident he’s the right leader for the next phase of growth and expansion at Medical Systems. We thank Jouko for his excellent contributions to building a strong platform in the medical business for Philips, and wish him all the best as CEO of Stora Enso corporation.”
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR

30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

October 30, 2006
PHILIPS REVEALS NEW WAVE OF BRAND CAMPAIGN TO BRING SIMPLICITY CLOSER TO CUSTOMERS
Campaign will provide customers with first hand experiences and benefits of simplicity
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) has unveiled its latest brand campaign, which focuses on bringing the concept of simplicity closer to customers around the world. Building on the company’s ‘sense and simplicity’ brand positioning, the campaign focuses on highlighting the benefits offered by simplicity, as well as allowing customers to directly experience simplicity first hand.
The new campaign spans TV, print, online and outdoor media in 10 markets around the world — China, France, Germany, U.K., U.S.A., Brazil, Russia, The Netherlands, Italy and India. The campaign will also see Philips expand on the creativity and originality that has already been commended for new ideas that improve the consumer experience, such as the sole sponsorship of CBS’s ’60 Minutes’, a deal to bring the contents pages of Time, Fortune, People and Business 2.0 to the first four pages of the magazines, and allowing visitors to access premium content on the Wall Street Journal and ESPN websites for free.
To stretch the envelope further beyond traditional advertising means, Philips’ latest campaign will also include experiential marketing activities for the first time in each of the countries to help allow consumers to fully experience simplicity in action. Some of these activities will include ‘Simplify New York’ which will provide New Yorkers with free access to the premium online service from The New York Times, free copies of the magazine, The Week and a set of online tools to make their daily lives easier; the launch of SimpliCity.com, a website (www.philips.com.br/simplescidade) which will provide people in São Paulo and Rio de Janeiro with the first central online resource to access and share useful information and tips that simplify life in these cosmopolitan cities; and a Simplicity Squad in Canada providing consumers with free vouchers for products and services to simplify their lives, as well as activities in other markets.
Andrea Ragnetti, Chief Marketing Officer of Philips commented: “The ‘sense and simplicity brand promise is central to Philips vision of showing customers that technology and innovation can provide meaningful benefits that can simplify, and fit within, their everyday lives. This new campaign aims to creatively bring the concept even closer to customers by letting them experience simplicity first hand through innovative and interactive activities, and will also encourage them to contribute their own views.”
To encourage the discussion and debate about simplicity, Philips is also sponsoring an online forum to allow people from all over the world to voice their opinions and share their experiences of simplicity. The www.livesimplicity.net discussion forum allows people to contribute to online discussions and also start discussions of their own about simplicity in areas as varied as travel, business, communication, health and wellness, and technology. The site gives everyone a chance to have their say, interact with others and discuss problems. It is hoped that this interactive dialogue will contribute to helping find the solutions to meet future needs.

The success of the Philips ‘sense and simplicity’ brand campaign has been highlighted by the results of Interbrand’s list of the world’s 100 most valuable brands. The annual ranking showed Philips had the largest increase in the electronics sector, ranking the company 48th overall up from 53rd in 2005, and 65th in 2004.
For more information, please contact:
Anna Quarrell
Philips Corporate Communications:
Tel : +31 20 59 77279
Mobile : +31 6 106 89896
Email : anna.quarrell@philips.com
For images from the global brand campaign, please visit:
http://www.newscenter.philips.com/about/news/press/Article-15542.html
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

November 9, 2006
PHILIPS COMPLETES ACQUISITION OF INTERMAGNETICS GENERAL CORPORATION
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed its acquisition of Intermagnetics General Corporation (“Intermagnetics”) (NASDAQ: IMGC). Intermagnetics develops, manufactures and markets high-field superconducting magnets used in Magnetic Resonance Imaging (MRI) systems and is viewed as the technological innovator in this market. Intermagnetics also provides specialized MRI compatible patient monitoring devices and Radio Frequency (RF) coils that are predominantly supplied to hospitals and independent imaging centers.
Under the terms of the agreement, which was announced June 15, 2006, Philips acquired Intermagnetics for USD 27.50 per share or a total equity value of approximately USD1.3 billion (EUR1 billion), which was paid in cash upon completion. As a result of the transaction, Intermagnetics, which employs approximately 1150 people, will be financially consolidated with immediate effect within the Medical Systems division of Royal Philips Electronics. Intermagnetics’ headquarters in Latham, New York, will become the global headquarters of Philips’ enlarged Magnetic Resonance business.
The acquisition of Intermagnetics will strengthen Philips’ position in the key market of Magnetic Resonance Imaging. It will also allow Philips to participate in the fast growing market for RF coils, significantly rationalize its supply chain, and enhance its competitive position. As announced on June 15, 2006, Philips anticipates the transaction to be accretive to its operating margin towards the end of 2007. Philips estimates it will take purchase-accounting and related acquisition charges of approximately EUR 75 million in the fourth quarter of 2006 related to this transaction.
For more information, please contact:
Jayson Otke
Philips Corporate Communications:
Tel: +31 20 59 77215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

November 13, 2006
PHILIPS TO ACQUIRE PLI, THE LEADING EUROPEAN PLAYER IN HOME LUMINAIRES
Strategic move to enter new market segment via extension of sales channels, and to capture a leading position in solid-state lighting for the home.
Amsterdam, The Netherlands and Kontich, Belgium — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced that they have reached an agreement for Philips to acquire Partners in Lighting (PLI), the leading European manufacturer of home luminaires. PLI markets its products under brand names such as Massive, Cucina and Aqua. Subject to receipt of regulatory approval, Philips will acquire PLI from CVC Capital Partners, a private equity investment company, at an enterprise value of approximately EUR 590 million to be paid in cash upon completion of the transaction. The transaction is expected to close in the first quarter 2007.
PLI develops, manufactures and markets a wide portfolio of more than 10,000 distinct home lighting luminaire products currently mainly for the European market. PLI’s revenue for 2006 is expected to be around EUR 400 mln with a comparable growth rate of 6%. Philips Lighting expects the transaction to be accretive to its operating margin from 2008 onwards.
“This is a strategic move for us to confirm our leadership position in solid state lighting, in particular for the home where energy-efficient LED solutions and creating atmospheres will be the name of the game,” said Theo van Deursen, CEO of Philips Lighting. “PLI entrepreneurship, design innovation and 25% renewal rate of its products each year made them a true market driven company, responding to market and consumer lifestyle trends,” he added. “This acquisition, and PLI’s strong record of growth and margins, perfectly fits in our ambition to shape the lighting industry with a growth of 6%, while maintaining a margin around 12%,” he said.
“Through Philips’ broad expertise in lighting, its wide capabilities in LEDs, and extensive global reach and resources, we will be able to further expand our home lighting business,” says Jules Noten, CEO of PLI. “We look forward to becoming a global player and industry shaper in the transition towards LED applications.”
Founded in 1926, PLI is a leading manufacturer of home luminaires and currently employs approximately 4700 people. Its headquarters are located in Kontich, Belgium, with manufacturing operations based in China, Hungary and a specialized one in Belgium. PLI has 24 sales organizations and the company exports to more than 70 countries. Through this acquisition both companies will be able to benefit from their complementary expertise and sales channels in order to expand their business.
For further information, please contact:

Royal Philips Electronics
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About CVC
CVC is a leading independent private equity group which advises funds of over EUR 16.8 billion in Europe and Asia. CVC European Equity Partners IV closed in July 2005 raising EUR 6 billion and seeks to invest in a diverse range of companies across Europe, with CVC continuing its focus on long-term investments and working in partnership with management. Since 1996, CVC has been the most active private equity firm in Europe, with CVC funds investing some US$7 billion in buyout transactions. During this time, CVC funds have also achieved top quartile performance based on independent benchmark analysis undertaken by Cambridge Associates.
CVC operates an integrated European network of 12 offices. CVC’s European operations have an experienced team of 62 investment professionals now led by 16 partners who are responsible for evaluating investments, providing strategic input to portfolio companies and maintaining a regular dialogue with investors. The current European portfolio totals 41 investments. CVC Asia Pacific is an established network of four offices with 33 staff, of which 23 are investment professionals.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

November 17, 2006
PHILIPS RATED TOP CLIMBER IN SUSTAINABILITY REPORTING LEADERS
Proof that sustainability is being successfully embedded throughout the company
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) has been rated the top climber among the ‘Leading 50’ companies in the latest biannual survey of leading practice in corporate sustainability reporting. Philips now ranks number 12 in the survey, up from 39 in 2004, an improvement of 54%.
Philips earned top scores in reporting on governance and strategy, illustrating that its efforts to embed sustainability throughout the organization are taking hold. In what it calls ‘The Corporate DNA test,’ Tomorrow’s Value explains that: “Philips describes how its business strategy links to work it is doing in different markets, and how it is innovating to improve its contributions to sustainable development.”
The report is published by SustainAbility in partnership with the United Nations Environment Programme (UNEP) and Standard and Poor’s. Entitled Tomorrow’s Value, the survey ranks the world’s leaders in corporate sustainability reporting, transparency and disclosure.
The survey notes that: “Value creation is increasingly surfacing as a theme in reports and their titles, as in the 2005 Philips report Creating value.” According to the survey: “Leadership companies — including BP, BT, GE and Philips — are shifting the focus of their sustainability strategy away from risk management, towards a more progressive and entrepreneurial approach that seeks to identify the sustainability opportunities for strategic innovation and market building. However the pioneers are a minority, representing 28% of our Leading 50.”
Barbara Kux, Chair of the Philips Corporate Sustainability Board stated: “We are very pleased about this recognition for our Sustainability work. I would like to personally congratulate our employees around the globe who work with passion and dedication each and every day on sustainability. The performance covered in our report is the direct result of our engagement and commitment.”
Mrs. Kux also explained that this pursuit of growth and innovation is an important part of Philips’ ongoing efforts. “Sustainability is at the heart of our strategy and values. We will continue to implement our Sustainability program, focusing as it does on business opportunities, of which a great example is the effort our Lighting division is putting into energy saving solutions.”
To achieve sustainable growth today and in the future, exploring new markets, new partnerships and new business models are imperative for Philips. With a strong focus on tomorrow’s challenges, Philips is taking sustainability further than social, environmental and economic performance, equating sustainability with business opportunity.
For further information, please contact:

Royal Philips Electronics
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77199
Email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

November 28, 2006
PHILIPS TO SELL PHILIPS SOUND SOLUTIONS TO D&M HOLDINGS
Amsterdam, The Netherlands and Tokyo, Japan — Royal Philips Electronics (NYSE:PHG, AEX:PHI) and D&M Holdings Inc. (TSE I:6735) of Japan today announced Philips will sell its Philips Sound Solutions (PSS) business unit to D&M. As part of the transaction, all sites and activities of PSS will be transferred to D&M. The transaction, which is expected to close in the fourth quarter of 2006, will be settled in cash. No further financial details about the transaction have been disclosed.
Philips Sound Solutions is an OEM supplier of speaker systems, primarily to the automotive industry. As an OEM component developer and manufacturer, PSS is considered a non-core activity for Philips, forming part of Philips Corporate Investments. This transaction represents another step Philips is taking to focus on its healthcare, lifestyle and technology activities supported by the strength of the Philips brand.
D&M intends to accelerate its OEM business in this industry by building on the automotive assets and relationships of PSS. The transaction will also provide D&M with technologies and know-how that will enable D&M to introduce sound applications with new technology.
Headquartered in Dendermonde, Belgium, PSS has development centers in Belgium, China and India, and production facilities in Belgium, Hungary, Ukraine, China and India. In 2005, PSS had revenues of approximately EUR 120 million.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications:
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Naoyuki Honmura
D&M Holdings Inc.
Tel: +81-44-670-2008
Email: naoyuki.honmura@dm-holdings.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About D&M Holdings Inc.

D&M Holdings Inc. is based in Kawasaki, Japan and owns the Denon, Marantz, McIntosh Laboratory, Boston Acoustics, Snell Acoustics, D&M Professional, Denon DJ, ReplayTV® and Escient® brands. Denon, Marantz, McIntosh and D&M Professional are global industry leaders in the specialist home theater, audio/video consumer electronics or professional audio markets, with a strong and long-standing heritage of manufacturing and marketing high-performance audio and video components. Boston Acoustics, with its signature The Boston Sound, is a leader in premium loudspeakers for home and audio markets. Snell is a super premium speaker brand. The ReplayTV and Escient brands represent award-winning technologies in digital home entertainment. Additional information is available at www.dm-holdings.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips plans to sell stake in FEI company
Thursday, November 30, 2006
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that FEI Company (NASDAQ: FEIC), in which Philips currently owns approximately 24.8% of the issued share capital, has filed a registration statement on Form S-3 with the United States Securities and Exchange Commission (SEC) relating to the planned secondary offering of 8,406,007 common shares in FEI. As a result of this transaction, Philips expects its share holdings in FEI will be reduced to zero.
FEI designs and manufactures a variety of electron microscopes and nanotechnology tools and components.
All of the shares included in this offering would be offered by Philips Business Electronics International B.V. Philips would receive all of the net proceeds from the offering. The actual number of FEI shares to be offered by Philips will depend upon prevailing market conditions at the time of the offering.
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The contemplated offering remains subject to a number of conditions, including the circulation of a preliminary prospectus and the declaration by the SEC of the effectiveness of FEI’s registration statement relating to the offering.
These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Comunications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips updates market on main consumer businesses
Tuesday, December 05, 2006
Amsterdam, the Netherlands — In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will discuss how Philips’ two main consumer businesses — Consumer Electronics and Domestic Appliances and Personal Care (DAP) — continue to deliver on their aggressive value creation objectives. The company will also highlight steps being taken to tighten the link between its research and development, business incubator activities and the market to create additional value for Philips.
Consumer Electronics sustaining value creation with robust business model
Philips repeats its earlier stated guidance that the company expects the operating (EBIT) margin in Consumer Electronics in 2006 to be slightly shy of 4%. “After 8 consecutive quarters of profitability, I believe we’ve shown our asset-light business model is the right strategy for succeeding in the highly-competitive consumer electronics market,” Rudy Provoost, CEO of Philips Consumer Electronics, said.
To increase the division’s competitiveness and boost value creation further, Philips is drawing on its strong track record of innovation to reinvent or create new product categories with higher margins — such as in its high-definition FlatTVs with Ambilight, voice-over-IP telephony or immersive AmbX gaming accessories that enhance the consumers’ gaming experience. The company also continues to support innovation through targeted acquisitions in consumer electronic peripherals and accessories — a business that is achieving double-digit growth and EBITA (earnings before interest, taxes and amortization) margins of 8% to 10%.
DAP fully on track to continue delivering sustainable profitable growth
In DAP, Philips remains on track to delivering on its long-term, average annual growth rate of 7%. “By enlarging the scope of our categories, leveraging our strong presence in high-growth emerging markets, and further re-directing R&D investments towards breakthrough innovation, we’re on track to building a substantially more valuable Domestic Appliances and Personal Care business over the next three years,” Andrea Ragnetti, CEO of Philips DAP, said. Strong organic growth is expected in all business units and geographies as Philips has entered new high growth segments such as rice cookers and water purification for emerging Asian markets. Through the acquisition this year of AVENT Holdings Ltd., Philips has also created a solid platform in the growing and profitable Mother and Child Care space, and the company will continue exploring value-creating acquisitions across the portfolio.
‘One Philips’ approach strengthens position with key international retailers

Rudy will also discuss how accelerated, closer collaboration between Philips’ main consumer businesses is becoming a key success factor in growing the company’s business with international retailers, which collectively accounted for approximately 40% of Philips’ retail business in 2005. With the setup of an International Retail Board that oversees global key account management and joint business planning with strategic customers, Philips has delivered on its brand promise of sense and simplicity through an approach that is designed around the retailer, by offering an aligned strategic partnership that is better customized to retailers’ needs.
Philips to continue investing successfully in its brand
According to the annual Interbrand ranking of the most valuable global brands, the value of the Philips brand increased over the last two years from USD 4.4 billion to USD 6.7 billion, climbing 17 places to enter the top 50 global brands at number 48. The company will continue investing, and will earmark approximately EUR 100 million for the corporate brand campaign in 2007. During the meeting, Andrea will also review how centrally managed Strategic Marketing is helping optimize R&D investments, improve go-to-market plans and ultimately deliver higher organic growth for Philips.
Philips to create additional value through Innovation & Emerging Businesses group
At today’s meeting, Philips will also announce that, as of January 2007, the main activities within the company’s Other Activities business segment will be repositioned as the Innovation & Emerging Businesses group. By leveraging the Philips’ brand, technology base and distribution network, the company aims through this group to invest in projects that are not currently part of Philips’ operating divisions, but which will lead to additional organic growth or create value through future spin-offs. The repositioned Innovation & Emerging Businesses group will include Corporate Research, Philips’ Business Incubators and Intellectual Property, as well as Consumer Healthcare Solutions. The Corporate Investments portfolio will be fully divested in the first half of 2007. The global service units will become part of Group Management & Services costs, which will also contains corporate and regional costs, pension costs, and corporate investments in the Philips brand.
Group Management & Services (GM&S) costs to be reduced by EUR 75 million
Simplification of the country management structure, removal of a regional management layer and the transfer of staff to NXP to establish their corporate center will lead to a reduction in corporate and regional costs that make up part of Group Management and Services by EUR 75 million on a run-rate basis by the end of 2007. Furthermore, part of these corporate services, as well as part of Philips’ intellectual property portfolio maintenance costs, will be charged to the divisions that drive and create value from these resources.
Philips to report EBITA to increase financial transparency

Also beginning in 2007, Philips will increasingly make reference to EBITA when updating the market on the margin performance of its businesses. Referencing EBITA will provide greater transparency into the underlying performance of Philips’ businesses by factoring out the amortization of intangible assets. Amortization of intangible assets occurs, for example, when acquisitions are consolidated. In terms of EBITA, Philips’ group margin target will exceed 7.5% for 2007 onwards, which is consistent with previous earnings guidance. The EBITA margins for the product divisions for 2007 are expected to be approximately 3% in Consumer Electronics, 15% in DAP, 12% in Lighting and 14% to 15% in Medical Systems.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips executes sale of stake in FEI Company
Friday, December 15, 2006
Amsterdam, The Netherlands— Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced the sale of 8.4 million shares of common stock in FEI Company (NASDAQ: FEIC). All of the shares included in this offering were sold by Philips Business Electronics International B.V. The sale will provide Philips with net proceeds of approximately EUR 155 million. As a result of this transaction, the company will book a non-taxable gain of approximately EUR 75 million in its earnings for the fourth quarter of 2006.
This offering by Philips of FEI Company shares was announced on November 30, 2006, and priced on December 14, 2006 at USD 25.0 per share of common stock. Upon closing of the transaction, which is scheduled for Wednesday, December 20, 2006, Philips will have reduced its shareholding in FEI to zero.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Comunications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes repurchase and cancellation of 86 million shares
Friday, December 29, 2006
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed the cancellation of in total 86,472,494 shares which have been acquired pursuant to the share repurchase program the Company initiated in July 2006. All shares were acquired during the period starting July 17, 2006 up to and including December 19, 2006 at an average repurchase price of EUR 27.37 per share. As such, Philips has completed approximately EUR 2,367 million of the EUR 4 billion return to shareholders announced on August 3, 2006.
In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it no longer holds 5 per cent of its own shares. As a result of the cancellation of shares, Philips’ issued share capital as per today amounts to 1,142,826,763 shares of which 36,231,587 shares are held by Philips to cover long-term incentive and employee stock purchase plans.
For more information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces 100% ownership of Lumileds
Friday, December 29, 2006
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has obtained full ownership of Philips Lumileds Lighting, the world leader in high-power light emitting diodes (LEDs) and pioneer in LED technology for every day purposes.
Philips acquired Agilent LED International’s stake in Lumileds last year, and has now acquired the remaining 3.5% of Lumileds share capital from Lumileds’ employees and management. The 3.5% stake was related to an employee stock option program at Lumileds which has now been replaced by a new incentive program. A one-time charge of approximately EUR 8 million will be taken in the financial results for the fourth quarter 2006.
“In the last year we have made tremendous progress in aligning Philips’ and Lumileds’ business and strategy to further strengthen our position in the fast growing, emerging solid state lighting market,” says Theo van Deursen, CEO of Philips Lighting. “Philips now owns the entire new value chain, from technology expertise to in-depth customer knowledge, which provides us with a real competitive edge.”
For more information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips progresses with wind down of Corporate Investments portfolio
Wednesday, January 03, 2007
•	Completes sale of Philips Sound Solutions to D&M resulting in a one-time gain of EUR 41.7 million

•	Takes approximately EUR 70 million non-cash impairment charge on investment in TPO Display Corp.
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that the closing of the sale of its Philips Sound Solutions (PSS) business unit to D&M Holdings Inc. of Japan will lead to a one-time earnings gain of EUR 41.7 million for the fourth quarter of 2006. The sale of PSS to D&M was settled in cash and was completed on December 31, 2006. PSS had 2005 revenues of approximately EUR 120 million.
Philips also announced that it will take a EUR 70 million non-cash impairment charge in its financial results for the fourth quarter of 2006 relating to the adjustment of the investment value of Philips’ holding in TPO Display Corp. TPO is a leader in mobile display technology, in which Philips owns a 17.5% stake.
In line with US GAAP accounting principles, the impairment of the investment value of Philips’ holding is triggered by a prolonged reduction in TPO’s share price. The charge will be recorded against the financial income & expense line of the Philips income statement.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces EUR 1.63 billion share repurchase program over ‘second trading line’ on Euronext Amsterdam
Tuesday, January 09, 2007
Amsterdam, The Netherlands — In line with earlier announcements on August 3 and October 16, 2006, Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it will start a EUR 1,633 million share repurchase program for capital reduction purposes over a second trading line on Euronext Amsterdam to complete the return of a total of EUR 4 billion to its shareholders. The program over a second trading line will start January 22, 2007, and is expected to be completed before the end of 2007. The second trading line will enable Philips to buy back shares from holders who are tax-exempt or are able to achieve tax compensation. The maximum number of shares that will be repurchased under this program depends on the development in the share price during the course of the program.
Mechanics of ‘Second Trading Line’
This repurchase program will take place over a so-called ‘second trading line’ which has been established on Euronext Amsterdam for this purpose and for which a separate security code will be used (ISIN NL0000009322). On this trading line, shares will be purchased exclusively by Philips. Trades on the second trading line will take the form of regular ‘off exchange’ transactions of at least 10,000 shares and will be settled net of 15% dividend withholding tax. Furthermore, trades on the second trading line shall include a small transaction cost reimbursement to take into account the administrative and financing costs incurred by investors e.g. to claim relief from Dutch dividend withholding tax.
Regular trading in Philips’ ordinary shares on Euronext Amsterdam and on the New York Stock Exchange will continue as normal. Philips is at no time obliged to engage in transactions to buy its own ordinary shares via the second trading line, and will act as buyer depending on market conditions and the prevailing ordinary share price.
Holders contemplating selling shares over the second trading line should contact their tax advisers to carefully examine their tax position. For more information about transactions on the second trading line and the execution of the program, please click here
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Comunications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
Selling restrictions

The repurchase program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of Philips to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.
The repurchase program is not intended to constitute a tender offer by or on behalf of Philips for its own ordinary shares. Philips has taken no steps to allow for a tender offer for its own ordinary shares in any jurisdiction. Persons contemplating selling their shares on the second trading line should consult their legal and tax advisers to verify whether they are legally permitted to do so and to carefully investigate the tax consequences of such a sale.
This press release may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.
This press release is only being made available to and directed at persons entitled to ordinary shares in Philips and is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Market Act 2000. No sales or offers to sell ordinary shares under the share repurchase program may be made from or in the United States.
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Mr. Hayko Kroese appointed group Human Resources Director
Tuesday, January 09, 2007
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced the appointment of Hayko Kroese as global head of Human Resources Management for the Company, reporting to Gerard Kleisterlee, Philips’ President and Chief Executive Officer. Mr. Kroese (51), a Dutch citizen, has extensive HR experience in and outside Philips and currently works as global head of Human Resources Management in the Medical Systems division. The appointment will take effect from February 1, 2007. Mr. Kroese will be proposed to the Supervisory Board as a member of Philips’ Group Management Committee as of the same date.
Mr. Kroese will succeed Tjerk Hooghiemstra who will leave the company at his own request, having worked at Philips for over a decade, first as head of HRM in the Consumer Electronics division and since January 2000 as global head of HRM for the Company.
Mr. Kleisterlee commented: “We respect Tjerk’s wish for a career change and thank him for his key contribution to the development of the HRM function in Philips in a period of profound transformation of the Company.With this foundation in place, I look forward to work closely with Hayko to bring the company’s talent agenda to its next phase, in line with our ambitions to accelerate profitable growth and step up our efforts in employee engagement.”
For more information, please contact:
Gerd Götz
Philips Corporate Communications
Tel +31 20 59 77 213
email gerd.goetz@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 126,000 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.